FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending May 25, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: May 25, 2004                                        By: Lorraine Day
                                                             ------------------
                                                             Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

20 May 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17th May 2004 it purchased 845,000 of its Ordinary Shares of 25 pence each ("Shares") on 20 May 2004 at a price of 1179.78 pence per share. The Company intends to hold these Shares in treasury.

Following the purchase of these Shares, the Company holds 13,577,000 of its shares in treasury and has 5,919,833,846 Shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Director's Interests

The Administrators of the US Retirement Savings Plan notified GlaxoSmithKline plc and the under-mentioned Directors on 24 May 2004 of an increase in the notional allocation of Ordinary Share ADRs on 21 May 2004 at a price of $41.93 per share:-


Dr J P Garnier                                                           45
Dr T Yamada                                                              16

S M Bicknell
Company Secretary
24 May 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 21 May 2004, that as a result of movement in the fund on 20 May 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,866,129 to 18,837,088 at an average price of $42.18.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary
24 May 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 24 May 2004, that as a result of movement in the fund on 21 May 2004, the number of Ordinary Share ADRs held by the fund had increased from 18,837,088 to 18,948,418 at an average price of $41.93.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

24 May 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 450,000 of its Ordinary shares of 25 pence each ("shares") on 24 May 2004 at a price of 1157.223 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 14,027,000 of its shares in Treasury and has 5,919,388,074 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

25 May 2004

                               GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 17 May 2004 it purchased 800,000 of its Ordinary shares of 25 pence each ("shares") on 25 May 2004 at a price of 1150.2611 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 14,827,000 of its shares in Treasury and has 5,918,588,074 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares and American Despositary Receipts (ADRs) of GlaxoSmithKline plc in respect of the under-mentioned directors:-


Dr J P Garnier                       The Administrators of the GlaxoSmithKline
                                     Performance Share Plan notified the Company and Dr Garnier on 24 May 2004 that his interest had notionally increased by
                                     2,468.51 ADRs at a price of $42.125 per ADR following the notional re-investment of the dividend paid to shareholders on 15 April
                                     2004.

Dr T Yamada                          The Administrators of the GlaxoSmithKline
                                     Performance Share Plan notified the Company and Dr Yamada on 24 May 2004 that his interest had notionally increased by
                                     740.553 ADRs at a price of $42.125 per ADR following the notional re-investment of the dividend paid to shareholders on 15 April
                                     2004.

Mr J D Coombe                        The  Administrators of the  GlaxoSmithKline
                                     Performance Share Plan notified  the
                                     Company and Mr Coombe on 24 May 2004 that his interest had notionally increased by 1,474.978 Ordinary Shares at a price of(pound)11.39 per Ordinary Share following the notional re-investment of the dividend paid to shareholders on 15 April 2004.


The notional dividends accrued will be paid out in proportion to the percentage of participants' Performance Share Plan holdings that vest following the end of the relevant three year measurement period.

S M Bicknell
Company Secretary

25 May 2004